Exhibit  5.1

SEPARATION AGREEMENT

THIS SEPARATION AGREEMENT, dated as of April 11th 2014 (the "Agreement"), is made by and among Wellness Center USA Inc. (the "Company" or “WCUI”), and Scot Johnson, and collectively the “Parties”.

1.

Separation.  As of April 11th, 2014 (the “Separation Date”), you (Scot Johnson) resign from all positions, offices and employment with the Company, and the Company hereby accepts your resignation.

2.

Share Return.  The parties acknowledge that you currently hold 3,005,000 shares of $0.001 par value common stock in WCUI (“Shares”).  Upon execution of the Agreement, you agree to return 25% of your Shares, or 751,250 Shares, to the Company.  You will return your Share certificate to the Company, and the Company agrees to promptly issue you a new Share certificate for the remainder of your Shares, totaling 2,253,750 Shares.

3.

Technical and Support Consulting.  The Company shall pay you a “Retainer” of $5,750 on May 1st 2014, the “Initial Payment”, and $5,750 on the first of each additional month through April 1st 2015, the “Transition Period”, for your verbal consultation and advisement to only the Company’s Directors and Officers on an as-needed basis, via e-mail or telephone, provided that such verbal advisement and consultation will only be available at reasonable business hours on normal business days and at such times as may not unreasonably interfere with your prior obligations.  Additionally, the Company desires, though is not required, to utilize your time for technical and support consulting services, on an as-needed basis as an independent contractor to the Company during the Transition Period, such services to be compensated above and beyond the Retainer.  You desire, though are not required, to provide technical and support consulting services, on an as-needed basis as an independent contractor to the Company during the Transition Period, such services to be compensated above and beyond the Retainer.  A copy of the Independent Contractor Agreement is attached as Exhibit A.

4.

Non-Compete.  You recognize that the business and success of the Company is predicated upon the existence and preservation of its legitimate business interests, and other professional and confidential information, and agree that, except for any breach of this Agreement by the Company, during the Transition Period, and for a period of two (2) years following expiration or termination of the Transition Period (the “Restricted Period”),  you will not, directly or indirectly (through one or more intermediaries), whether individually, or as an officer, director, agent, shareholder of 5% or more of any company’s outstanding equity shares, member, partner, joint venturer, investor (other than as a passive trader in publicly traded securities), consultant or otherwise, compete in whole or in part with the dermatological targeted UV phototherapy technology business then engaged in by the Company.

5.

Return of Company Property.  On the Separation Date you will return to the Company all materials and other property belonging to the Company, whether or not such material or property is confidential, which has been in your possession, custody, or control, including, without limitation, any and all office, desk and file keys, security cards, credit cards, corporate records and minute books, computer, computer access codes, handbooks, reports, notes and memoranda and any other such materials and other property which you prepared or helped to prepare, or to which you had access, and any and all copies or recordings of an extracts from any such materials and other property.

6.

Joint and Mutual Release. Except for any breach of this Agreement by the other party, each party, on its behalf and on behalf of each of such party’s respective representatives, predecessors, past and present officers, directors, agents, employees, legal representatives, parent entities, subsidiary entities, successors and assigns (and including, as to Scot Johnson, Lux Dynamics LLC) (all of the foregoing collectively referred to as the “Affiliates”), release the other party and the other party’s respective Affiliates, of and from, and do hereby waive, any and all rights, contracts, torts, claims, damages, actions, cause of action, and suits, whether or not now known, suspected, or claimed, which such party ever had, now have or claim, or might hereafter have or claim against the other party and/or the other party’s respective Affiliates, and each of them, relating to, directly or indirectly, any matter or thing occurring, in whole or in part until date hereof, including, without limitation, any and all rights, claims, or causes of action which such party has asserted or could assert against the other or its respective Affiliates arising from or related to any matter whatsoever including, but not limited to, employment with the Company, separation from the Company,  to any right, title or interest in or to any Company property or securities, under any anti-discrimination or wage collection statute and/or any other statute, law ordinance, regulation or order, and/or the common law, and against any claim, loss, damage, liability, cost, or expense, including, without limitation, reasonable attorney’s fees and costs.

7.

Confidentiality.  During, and as a result of, your employment with the Company, you have learned about, developed, and been entrusted with Confidentiality Information about the Company, its members, benefactors,   officers, directors, employees, suppliers and operations. As used in this Agreement, the term “Confidential Information” shall mean and include information which the Company has taken reasonable efforts to keep confidential, and which has not become publicly known by legitimate means not involving an act or omission by you concerning: (a) the Company’s financial condition and financial projections; (b) the Company’s business conditions, strategies and estimates; (c) the identities, needs, wishes and other characteristics of the Company’s, customers, officers, directors, employees and suppliers; (d) the Company’s personnel and prospective personnel policies or actions; (e) investigations relating to the Company, or litigation in which the Company are now or may in the future become involved; (f) strategic plans; (g) any and all communications, between the Company (including, without limitation any member, benefactor,  officer, director or employee of the Company), on the one hand, and any attorney retained by the Company for any purpose of assisting such attorney, on the other hand, in connection with an attorney’s performance of services for the Company.  Unless the Confidential Information becomes publicly known through legitimate origins not involving an act or omission by you, you shall not now nor or for a period of two (2) years following the expiration of the Transition Period, use for your own benefit, or for the benefit of any other person or entity, and shall not disclose, directly or indirectly, to any other person or entity, any of the Confidential Information.  If you are subpoenaed or otherwise commanded by compulsory process to disclose, or suffer or permit disclosure of, any of the Confidential Information to any person or entity, you will not disclose, or suffer or permit disclosure of, any of the Confidential Information to any other person or entity, but shall deliver a Notice (the “Notice”) to the current COO of the Company as soon as possible, but in any event within twenty-four (24) hours of your being served with, or becoming aware of, such subpoena or process.  The Notice shall: (1) identify to the best of your ability the nature of the proceedings, actions, or circumstances under which you have been subpoenaed or otherwise commanded to appear, testify, disclose, or produce; (2) state the date, time and place, on and at which you have been requested or commanded to so appear, testify, disclose, or produce; (3) identify the parties, person, or entities, including their attorneys, responsible for subpoena or the issuance of process; and (4) include a true, correct, and complete copy of the subpoena or process and any and all attachments thereto.  You shall not, directly or indirectly, in whole or in information to any other person or entity unless and until either:

(1)

the Company deliver a duly signed, written consent to you authorizing you to disclose the Confidential Information; or

(2)

a court, agency, board, or other body vested with jurisdiction and proper authority enters a final and non-appealable order overruling all motions, petitions or requests objecting to the disclosure of any of the Confidential Information field by each of the following:

(a)

a party to any such proceeding or action;

(b)

the person or entity to whom such subpoena

or process is directed; and

(c)

the Company.

You agree that the Company may oppose any such disclosure of the Confidential Information, and hereby irrevocably appoint the current COO of the Company as your agent and attorney-in-fact to employ counsel, at the Company’s expense, to oppose such disclosure through appropriate process in your name and on your behalf.

8.

Non-Disclosure.  Except as required by law, neither party to this Agreement shall, directly or indirectly, disclose the terms or existence of this Agreement, or the background or negotiation of  this Agreement, to anyone other than the party’s  attorney, and neither will disclose such information to any other person or entity.  No public announcement or statements regarding this Agreement or the substance thereof shall be made by either party without the prior consent of the other.

9.

No Assignments.  This Agreement is personal to you and may not be assigned by you.  Subject to the foregoing, it is the desire of the parties that the warranties, covenants and benefits of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, legatees, devisees, personal representatives successors and assigns.

10.

Non-Disparagement.   You will not directly or indirectly disparage, discredit or otherwise treat in a detrimental manner the Company or any of its Affiliates.  The Company will refer any inquiries regarding you to the COO of the Company who shall characterize your contributions to the Company in a positive manner.  Any request for a letter of reference will be replied to with a letter on Company letterhead, signed by the Company that contains neutral language stating the job title, time period of employment, address of the Company office worked at and the job duties.

11.

WCUI Shares.   The parties acknowledge that you currently will hold 2,253,750 shares of $0.001 par value common stock in WCUI (“Shares”), upon execution of this agreement, which are restricted and subject to certain  holding, volume and other trading limitations under federal and applicable state securities laws and regulations. You hereby grant to the Company the right to purchase up to an aggregate of 1,000,000 Shares at any time during the Transition Period, at a price of $1.00 per share or at a 15% discount from the at-then market price per share, whichever is greater.  Such right of first refusal to be exercisable by the Company at any time during the Transition Period upon written notice to you specifying the number of Shares to be purchased.   The balance of your Shares shall be subject to a lockup agreement acceptable to the parties and executed on the Separation Date.  A copy of the Lock-Up Agreement is attached as Exhibit B.

By signing this agreement, the Parties agree to be legally bound by this Agreement:

/s/ Scot Johnson	4/11/2014
Scot Johnson	Dated

/s/Andrew Kandalepas	4/11/2014
Andrew Kandalepas, CEO, WCUI	Dated